UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2018
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I — REGISTRANT INFORMATION

Egalet Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

600 Lee Road, Suite 100
Address of Principal Executive Office (Street and Number)

Wayne, Pennsylvania 19087
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Egalet Corporation (the “Registrant”) is unable to file its quarterly report on Form 10-Q for the quarter ended September 30, 2018 (the “Quarterly Report”) by the prescribed due date without unreasonable effort or expense.  As previously disclosed, on October 30, 2018, the Registrant and its subsidiaries commenced chapter 11 proceedings (the “Proceedings”) and filed a joint plan of reorganization (the “Plan”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”).  The Registrant has devoted substantial attention to (i) the operation of its business, (ii) the filings with, and meeting the reporting requirements of, the Bankruptcy Court and the Bankruptcy Code and (iii) other matters related to the commencement of the Proceedings, including the signing of a purchase agreement related to the proposed acquisition by the Registrant of substantially all of the assets of Iroko Pharmaceuticals, Inc. pursuant to the Plan and the Registrant’s discontinuation of the manufacture and promotion of Arymo® ER in September 2018. The Registrant is working diligently to complete the Quarterly Report and anticipates that it will be filed on or before the fifth calendar day following its prescribed due date.

The Registrant has disclosed certain, selected financial results for the period ended September 30, 2018 on a Current Report on Form 8-K filed with the Securities and Exchange Commission on November 13, 2018, and does not expect any material changes to such financial results to be reflected in the Quarterly Report when filed.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Robert S. Radie	(610)	833-4200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Egalet Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2018	By	/s/ Robert S. Radie
Name: Robert S. Radie
Title: President & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).